UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$50 million 3-Year Senior Unsecured Trade

Facility for Banco de América Central S.A. (BAC Guatemala)

Panama City, Republic of Panama, July 6, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the recent closing of a US$50 million, three year, syndicated trade facility (the “Facility”) in favor of Banco de América Central, S.A. (“BAC Guatemala” or the “Bank”). Bladex was the Sole Lead Arranger and Bookrunner, and Administrative Agent for the Facility.

BAC Guatemala is one of the main subsidiaries of BAC Credomatic Inc (the “Group”), a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, and Panama. The Group is a full-service financial institution with the leading credit card issuance and merchant-acquiring franchise in Central America, and is owned by Grupo Aval Acciones y Valores S.A. (NYSE: AVAL), Colombia’s largest banking group based on total assets.

The deal constitutes the first international syndicated facility arranged for BAC Guatemala.

The transaction was 1.7x oversubscribed, attracting the interest of financial institutions from Europe, Asia, Central America, and The Caribbean, all of which represent new banking relationships for the Bank. Proceeds from the Facility will be used to finance BAC Guatemala’s trade loan portfolio.

Felipe Suarez, Head of Loan Structuring & Distribution at Bladex, stated: “This transaction marks the second syndicated facility to the BAC Credomatic Group led by Bladex. We are very pleased to bring new banking relationships and to provide medium term financing to BAC Guatemala.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango- Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama